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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 14D-9/A
(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER
SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

AMENDMENT NO. 2

7-ELEVEN, INC.
(Name of Subject Company)

7-ELEVEN, INC.
(Name of Person(s) Filing Statement)

Common Stock, Par Value $0.0001 Per Share
(Title of Class of Securities)

817826209
(CUSIP Number of Class of Securities)

Bryan F. Smith, Jr.
Executive Vice President, General Counsel and Secretary
7-Eleven, Inc.
2711 North Haskell Ave.
Dallas, Texas 75204-2906
(214) 828-7011
(Name, address and telephone number of person authorized to receive notices and communications on behalf of the persons filing statement)

with a copy to:

D. Gilbert Friedlander
Michael A. Saslaw
Weil, Gotshal & Manges LLP
200 Crescent Court, Suite 300
Dallas, TX 75201-6950
(214) 746-7700

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

        This Amendment amends the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") filed with the Securities and Exchange Commission (the "Commission") on September 19, 2005, by 7-Eleven, Inc., a Texas corporation (the "Company"), and amended on September 22, 2005. This Amendment relates to the tender offer by Seven-Eleven Japan Co., Ltd., a company organized under the laws of Japan ("Parent"), through its wholly-owned subsidiary, IYG Holding Company, a Delaware corporation ("Purchaser"), to purchase all of the issued and outstanding Shares at a price of $37.50 per share (the "Offer Price"), on the terms and conditions set forth in the Offer to Purchase, dated September 6, 2005, as amended (the "Offer to Purchase"), and in the related Letter of Transmittal, as amended (the "Letter of Transmittal," and together with the Offer to Purchase, the "Offer").

        The information in the Schedule 14D-9, as amended, is hereby expressly incorporated in this Amendment by reference, except as otherwise set forth below. Capitalized terms used herein but not otherwise defined shall have the meanings given to them in the Schedule 14D-9.

ITEM 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Item 3 entitled "Past Contracts, Transactions, Negotiations and Agreements" is hereby amended and supplemented by substituting the following directly after the second paragraph contained therein:

        The Employment Agreements were approved prior to the announcement of the Offer by both the Compensation and Benefits Committee of the Company, which is comprised of non-employee directors of the Company, who are also unaffiliated with Parent and Purchaser, and the Company's Board of Directors. The acceleration provision in the Employment Agreements in connection with a "going-private transaction" was adopted to ensure the retention of key employees that, at the time the Employment Agreements were entered into, may have not otherwise had incentive to remain with the Company given the possibility that Parent, as a controlling shareholder of the Company, might decide, at some time in the future, to initiate a "going-private transaction." The loss of public company status by the Company would result in the loss of equity incentives highly valued by employees. At the time the Employment Agreements were adopted, it was considered by the Compensation and Benefits Committee and the Company's Board of Directors to be in the best interest of shareholders to ensure the retention of these employees. In addition, the Employment Agreements do not create an actual or potential conflict of interest because the Special Committee, which has determined to recommend the Offer as described in Item 4(a) below, is comprised of non-employee directors whose interests are closely aligned with the shareholders of the Company.

        Item 3 entitled "Past Contracts, Transactions, Negotiations and Agreements" is hereby amended and supplemented by substituting the following in lieu of the last sentence previously contained therein:

        As of October 21, 2005, each member of the board of directors and each executive officer of the Company held the outstanding Shares, performance share units, restricted shares and options to purchase Shares set forth opposite his name on Schedule I.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

        Item 4(a) entitled "Solicitation or Recommendation" is hereby amended and supplemented by substituting the following in lieu of the information previously contained therein:

        On October 19, 2005, the Special Committee:

  (1)
  determined that the Offer is fair to and in the best interests of the Company and its shareholders (other than Parent, its subsidiaries and any of their affiliates);

  (2)
  approved and declared advisable the Offer; and

  (3)
  resolved to recommend that the Company's shareholders accept the Offer, and tender their Shares pursuant thereto.

        Item 4(b) entitled "Background of the Offer" is hereby amended and supplemented by inserting the following at the end of such item:

        Following the Special Committee's filing of an amendment to its solicitation/recommendation statement on Schedule 14D-9 on September 22, 2005, which stated that the Special Committee had determined that the Offer was not in the best interests of the shareholders of the Company and recommended that shareholders of the Company not tender their Shares to Parent pursuant to the Offer, the Special Committee's advisors continued discussions (as described below) with Parent's advisors as to the reasons for such recommendation and to determine if Parent was willing to consider an increase in the Offer Price.

        On September 23, 2005, Parent issued a press release stating that, after it had an opportunity to review the Special Committee's reasons for its recommendation against the Offer, Parent would decide whether to continue with the Offer at $32.50 per Share, maintain a dialogue with the Special Committee and/or its advisors regarding the Offer or withdraw the Offer entirely.

        On September 25, 2005, the Special Committee held a meeting with Greenhill & Co., LLC ("Greenhill"), financial advisor to the Special Committee, and Weil, Gotshal & Manges LLP ("WGM"), legal advisor to the Special Committee, to discuss Parent's press release of September 23, 2005 and the process and strategy for negotiations between Greenhill and Citigroup Global Markets Inc. ("Citigroup"), financial advisor to Parent, regarding an increase in the Offer Price. The Special Committee also discussed with Greenhill a revised Offer Price which the Special Committee was willing to consider recommending to the shareholders.

        On September 26, 2005, Greenhill met with Citigroup to discuss the reasons for the Special Committee's recommendation that shareholders of the Company reject the Offer. The discussions were continued on September 27, 2005, and at that time, Greenhill communicated to Citigroup that a new Offer Price of $39.50 would be one which the Special Committee would consider recommending to the shareholders.

        On September 28, 2005, Citigroup informed Greenhill that Parent considered its Offer Price of $32.50 to be compelling, but that Parent may be willing to revise the Offer in order to obtain the support of the Special Committee. Citigroup indicated that Parent was considering an increase in the Offer Price to $34.00 in order to receive such support. Greenhill told Citigroup that such price would be inadequate from the Special Committee's perspective. Greenhill then advised Citigroup that the Special Committee might be willing to support an Offer Price of $39.00.

        On September 29, 2005, Citigroup requested that Parent's and the Special Committee's financial and legal advisors meet in New York on October 3, 2005, to discuss whether there was a way to resolve the impasse over Offer Price. On September 30, 2005, the Special Committee met with its advisors by telephone in anticipation of the upcoming meeting. Greenhill was instructed to make clear to Parent's advisors that Parent needed to present a new Offer Price proposal prior to, or certainly no later than the beginning of, the October 3 meeting. The Special Committee also reiterated its willingness to consider the endorsement of a revised Offer Price of $39.00.

        At the October 3 meeting, Citigroup discussed Parent's views on the Company's prospects, which views had been described in the Offer to Purchase, and indicated to the Special Committee's advisors that a revised Offer Price of $35.00 was a possibility to Parent. The proposed increased in Offer Price would be dependent upon there being both a recommendation for the transaction by the Special Committee and settlement of all litigation regarding the Offer. After discussing the proposed increase to the Offer Price amongst themselves, the Special Committee's advisors, based on prior instructions from the Special Committee, informed Parent's advisors that $35.00 would be inadequate both as an

Offer Price and as a basis for continued discussions, as it was both below the current market price and beneath Greenhill's range of values that it had provided within which the Special Committee believed consummating a transaction was advisable. It should be noted that at no time prior to the consummation of the negotiations were Parent or its advisors apprised as to the range of value that the Special Committee or its advisors considered to be potentially supportable as fair to the shareholders, only that $35.00 was below that range.

        On October 6, 2005, after further discussions, Citigroup informed Greenhill that in order to re-engage the Special Committee, Parent was prepared to consider an increase in the Offer Price to $36.00, conditioned upon the Special Committee's recommendation and settlement of the litigation. Thereafter, the Special Committee and its advisors met on October 6, 2005 to discuss next steps as well as preliminary and projected financial performance for August and September, respectively. The Special Committee also deliberated on whether it was willing to consider supporting a lower Offer Price than $39.00.

        The Special Committee met again on October 7, 2005 with its advisors. The meeting addressed strategies to maximize a new Offer Price, and the Special Committee, after discussion with its advisors, concluded that a revised Offer Price of $38.00 would be a price they would consider recommending to shareholders. The Special Committee also decided to communicate its position directly to Parent through an independent director not on the Special Committee. The members of the Special Committee subsequently spoke to the other director and requested that he convey the Special Committee's position to Parent.

        On October 8, 2005, Greenhill communicated to Citigroup that a revised Offer Price would need to be $38.00 in order to gain the Special Committee's recommendation. Citigroup indicated they would relay the Special Committee's proposal to Parent, but felt that it would neither be accepted by Parent nor recommended by them. At a meeting of the Special Committee and its advisors on October 9, 2005, Greenhill informed the Special Committee of Citigroup's preliminary response, and the Special Committee instructed Greenhill to reinforce their views to Citigroup, which they did on October 10, 2005. Later in the day, Citigroup informed Greenhill that it had further discussions with Parent and was considering a new potential solution, but emphasized its view that a revised Offer Price of $38.00 was not achievable.

        On the morning of October 11, 2005, the independent director approached by the Special Committee to speak to Parent informed the members of the Special Committee and WGM that he had discussions with a representative of Parent, who informed him that Parent was not prepared to consider an Offer Price of $38.00. That evening, Citigroup communicated to Greenhill that Parent may be willing to consider an Offer Price of $37.00, subject to endorsement by the Special Committee and resolution of the litigation commenced in connection with the Offer.

        On October 12, 2005, the Special Committee met with its advisors and determined not to alter its request of a $38.00 Offer Price in order to obtain its support. However, due to the narrowing of the difference between Parent's and the Special Committee's positions on an acceptable Offer Price, the Special Committee authorized and instructed WGM to join Shearman in commencing settlement discussions with plaintiffs' counsel in the litigation regarding the Offer.

        On October 14, 2005, WGM and Greenhill had a discussion with legal counsel and the financial advisor representing the plaintiffs in the four class action lawsuits instituted in connection with the Offer. Later that day, WGM and Greenhill had a discussion with legal counsel and the financial advisor representing the two shareholder derivative lawsuits instituted in connection with the Offer. Counsel and the financial advisors for both the class action and shareholder derivative plaintiffs indicated that they would be prepared to present their views to Parent on October 17, 2005.

        On October 17, 2005, the legal and financial advisors of both the Special Committee and Parent had a discussion with counsel and the financial advisor representing the plaintiffs in the four class action lawsuits in connection with the Offer. Counsel and financial advisors for the plaintiffs in the two derivative actions did not participate in these discussions. Parent's advisors then communicated to plaintiffs' counsel that Parent was unwilling to consider increasing the Offer Price unless all plaintiffs that had filed suit in connection with the Offer were included in a settlement, including the plaintiffs involved in the two shareholder derivative suits. Shearman subsequently advised WGM that it had discussions with counsel to the shareholder derivative plaintiffs.

        On October 18, 2005, WGM updated the Special Committee on the status of settlement negotiations with plaintiffs' counsel and informed the Special Committee that no agreement had been reached. Later that day, Citigroup informed Greenhill that Parent would increase the Offer Price to $37.50 if the Special Committee would endorse the transaction at that Offer Price. Parent further indicated that it would continue to pursue resolution of the lawsuits.

        On the morning of October 19, 2005, the Special Committee met with WGM and Greenhill to discuss Parent's revised Offer Price of $37.50 subject to the Special Committee's endorsement. The Special Committee then instructed Greenhill to prepare a revised financial analysis assuming an Offer Price of $37.50 and to present that analysis to the Special Committee. That evening, Greenhill presented its financial analysis as well as its opinion, attached hereto as Schedule II, to the Special Committee. The Special Committee concluded that, as of such date, in its opinion the revised Offer Price of $37.50 is fair from a financial point of view to the shareholders of the Company (other than Parent, its subsidiaries and any of their affiliates). The Special Committee then unanimously resolved to recommend the Offer as described in Item 4(a) above, subject to reaching an agreement with Parent as to certain conditions to the Offer. The Special Committee instructed WGM to negotiate and resolve the conditions to the Offer on its behalf. Please see Item 4(d) below for the factors considered by the Special Committee in reaching its decision to recommend the Offer.

        On October 20, 2005, legal counsel to Parent and the Special Committee agreed upon modified conditions of Parent to the Offer, as required by the Special Committee. That day, a memorandum of understanding was entered into between Parent and the shareholder class action plaintiffs, subject to court approval, to settle the litigation brought by such plaintiffs. That memorandum did not include a settlement of the two shareholder derivative actions.

        On October 24, 2005, the Special Committee met with WGM, Greenhill, and senior management of the Company to discuss the Company's proposed third quarter earnings release which reflected, among other things, a significant increase in core earnings guidance for 2005 due to unusually high gasoline cent-per-gallon margins during September and October. Management expressed its view that the higher gasoline margins in the current volatile gasoline market were aberrational and was forecasting normalized margins during the remainder of the year and in its longer term projections. After senior management of the Company left the meeting, the Special Committee instructed its advisors to seek certain updated information to confirm this view from senior management which was subsequently requested and provided.

        On October 25, 2005, the Special Committee met again with WGM, Greenhill, and management regarding the revised core earnings guidance. Senior management re-confirmed its view from the prior evening and reviewed the requested updated information with the Committee and its advisors. Senior management was then excused from the meeting. Following further discussion with Greenhill and WGM, and considering the information and perspective expressed by senior management of the Company, the Special Committee concluded its recommendation in favor of the Offer would remain unchanged and instructed its advisors to proceed accordingly.

        Item 4(c) entitled "Intent to Tender" is hereby amended and supplemented by substituting the following in lieu of the paragraph previously contained therein:

        To the best of the Company's knowledge, after making reasonable inquiry, due to the potential applicability of limitations contained in Section 16 of the Securities Exchange Act of 1934, each executive officer or director of the Company not affiliated with Parent or Purchaser who owns Shares does not intend to tender his or her Shares in the Offer. Instead, such Shares will be surrendered in the Merger, which will occur after the Offer is completed and as described in the Offer to Purchase. In addition, to the best of the Company's knowledge, after making reasonable inquiry, none of the executive officers or directors of the Company not affiliated with Parent or Purchaser intend to assert any appraisal rights in connection with the Merger.

        Item 4 is hereby amended and supplemented by inserting the following at the end of such item:

  (d)
  FACTORS CONSIDERED BY THE SPECIAL COMMITTEE

        The Special Committee, prior to expressing its position with respect to the Offer, received advice from, opinions of, views, presentations and other information from, and discussed the Offer with Greenhill and WGM. In making a recommendation to shareholders to tender their Shares in the Offer, the Special Committee considered a number of factors, including the following:

  •
  Company Operating and Financial Condition.  The Special Committee took into account the current and historical financial condition and results of operations of the Company, as well as the prospects and strategic objectives of the Company, including the risks involved in achieving those prospects and objectives, and the current and expected conditions in the general economy and in the industries in which the Company's businesses operate.

  •
  Company Financial Projections.  The Special Committee reviewed the projections described below in the section entitled, "Summary of the Financial Analysis and Opinion of the Special Committee's Financial Advisor," and, directly or through its legal and financial advisors, engaged in discussions with Greenhill regarding their and management's basis for these projections and the risks associated with achieving them.

  •
  Financial Analysis by Greenhill.  The Special Committee considered a financial analysis of the Offer Price performed by Greenhill using various methodologies, including an historical stock price analysis, a selected public companies analysis, a premiums analysis and discounted cash flow analyses. The financial analysis of Greenhill is described in more detail below in the section entitled "Summary of the Financial Analysis and Opinion of the Special Committee's Financial Advisor."

  •
  Fairness Opinion of Greenhill.  The Special Committee considered the opinion of Greenhill orally conveyed on October 19, 2005, and confirmed in writing later that day, to the effect that, as of the date of the opinion and based on and subject to the matters stated therein, the Offer Price was fair, from a financial point of view, to the Company's shareholders (other than Parent, its subsidiaries and any of their affiliates). The opinion of Greenhill is described below in the section entitled "Summary of the Financial Analysis and Opinion of the Special Committee's Financial Advisor" and is included in its entirety on Schedule II hereto.

  •
  Relationship of Offer Price to Certain Historical Market Prices.  The Special Committee considered the relationship of the Offer Price to certain historical market prices of the Shares. The Offer Price of $37.50 per share represents a premium of approximately 32% over the closing price per share on August 31, 2005, the day before the public announcement of Parent's intent to commence the Offer and approximately 14% over the closing price per share four weeks prior to the announcement.

  •
  Participation in Future Growth.  The Special Committee also considered the fact that the shareholders who tender their Shares in the Offer will be precluded from having the opportunity to participate in the future growth prospects of the Company. However, the Special Committee noted that the shareholders who tender their Shares in the Offer will not be exposed to the possibility of future declines in the price at which the Shares trade.

  •
  Strategic Alternatives.  The Special Committee considered the fact that Parent, directly and indirectly, currently owns approximately 72.4% of the Shares. In addition, Parent owns all of the outstanding 4.5% Convertible Quarterly Income Debt Securities due 2010 of the Company (the "QUIDS"), which are convertible into Shares. Assuming conversion of the QUIDS, Parent currently owns, directly and through its 100% ownership interest in Purchaser, approximately 75.5% of the Shares. The Special Committee recognized that any alternative transaction was impossible without the consent of Parent, and that Parent had stated in the Offer to Purchase that it would not consider any alternative transaction involving any sale of the Company to a third party. This position was reconfirmed upon further inquiry by the Special Committee. Accordingly, the Special Committee concluded that an acquisition of the Company by a third party was not a feasible alternative. The Special Committee also considered that no third party other than Parent has made any proposal to purchase, or consider the purchase of, most or all of the Shares as a single block, including the period since September 1, 2005 when Parent first announced its intention to initiate a tender offer for the Shares.

  •
  Alternative Squeeze-Out Structures.  The Special Committee considered the fact that Parent could also have pursued, and could pursue if the Offer is not successful, a "long-form" merger pursuant to which they could cause the Company to call a special meeting of shareholders for the purpose of seeking the approval of a merger of the Company and Purchaser, at which meeting Parent, through its direct and indirect ownership of the Shares would have sufficient votes to obtain such approval. If the Offer is not successful, Parent also may make open market or privately negotiated purchases of Shares to the extent necessary in order for Parent to own, directly or indirectly, at least 90% of the Shares and therefore effect a "short-form" merger. In each of the possible scenarios, the Special Committee noted, Parent would control the timing of such transaction and would also determine the price to be paid, which could be lower than the Offer Price.

  •
  Timing of Completion.  The Special Committee considered the anticipated timing of consummation of the Offer, which should allow shareholders to receive the Offer Price promptly, followed by the Merger in which remaining shareholders will receive the same consideration as received by shareholders who tender their Shares in the Offer. The Special Committee and Parent agreed to certain changes to the conditions to the Offer in order to provide more certainty to the consummation of the Offer and the Merger.

  •
  Appraisal Rights.  The Special Committee considered the fact that shareholders who do not tender their Shares pursuant to the Offer will have the right to dissent from the Merger and to demand appraisal of the fair value of their Shares under the Texas Business Corporation Act (the "TBCA"), as discussed in the Offer to Purchase in the section entitled "Special Factors. Dissenters' Appraisal Rights; Rule 13e-3."

  •
  Possible Conflicts of Interest.  The Special Committee also took into account the possible conflicts of interest of certain directors and members of management of the Company and Parent, Purchaser and their affiliates discussed above in "Item 3. Past Contacts, Transactions, Negotiations and Agreements."

  •
  Form of the Consideration; Taxable Transaction.  The Special Committee considered the form of consideration to be paid to the shareholders in the Offer. The Special Committee was aware that the consideration received by the shareholders in the Offer would be taxable to shareholders for federal income tax purposes as discussed in the Offer to Purchase in the section entitled "The Offer. Certain Federal Income Tax Consequences."

  •
  Likely Effect on Market Prices of the Shares if the Offer is Withdrawn.  The Special Committee considered the possible trading prices of the Shares in the event that the Offer was to be withdrawn or rejected. The Special Committee concluded that the trading value of the Shares might decline as a result of the withdrawal or rejection of the Offer. The Special Committee understood that, if Parent determined to discontinue the Offer, Parent may leave the Company as a publicly-held corporation and engage in open market or privately negotiated Share purchases to increase its ownership to at least 90% of the outstanding Shares, which would enable Parent to effect a merger without the vote of any other Company shareholder, and that any such purchases by Parent or the consideration to be received by the Company's shareholders in any such merger may be less than the Offer Price.

        The members of the Special Committee evaluated the Offer in light of their knowledge of the business, financial condition and prospects of the Company and the advice of its legal and financial advisors. In view of the variety of factors considered in connection with its evaluation of the Offer, the Special Committee did not find it practicable to, and did not, quantify or otherwise attempt to assign relative weights to the factors set forth above. Rather, the Special Committee reached its determination based on the totality of the circumstances and the advice provided to it by its financial and legal advisors.

        The foregoing discussion of the information and factors considered by the Special Committee is not intended to be exhaustive but is believed to include all material factors considered by the Special Committee.

  (e)
  SUMMARY OF FINANCIAL ANALYSIS AND OPINION OF THE SPECIAL COMMITTEE'S FINANCIAL ADVISOR

        Under a letter agreement dated September 8, 2005, the Special Committee retained Greenhill to act as its financial advisor in connection with the possible purchase by Parent and Purchaser of the Shares not owned by Parent and its subsidiaries. As part of this engagement, the Special Committee requested that Greenhill evaluate the fairness, from a financial point of view, to the holders of Shares (other than Parent, Purchaser, their subsidiaries and any of their affiliates) of the consideration to be received by such holders pursuant to the Offer. On October 19, 2005, Greenhill delivered to the Special Committee its oral opinion, subsequently confirmed in writing, that, subject to the limitations and assumptions stated in its opinion, as of that date, the consideration to be received in the Offer by the shareholders of the Company (other than Parent, its subsidiaries and any of their affiliates) was fair, from a financial point of view, to such shareholders.

        THE FULL TEXT OF THE WRITTEN OPINION OF GREENHILL, DATED AS OF OCTOBER 19, 2005, SETTING FORTH THE ASSUMPTIONS MADE, PROCEDURES FOLLOWED, MATTERS CONSIDERED AND LIMITATIONS ON THE SCOPE OF THE REVIEW UNDERTAKEN BY GREENHILL IN RENDERING ITS OPINION, IS ATTACHED TO THIS SCHEDULE 14D-9 AS SCHEDULE II. THE SUMMARY OF GREENHILL'S OPINION THAT IS SET FORTH BELOW IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE FULL TEXT OF THE OPINION. YOU ARE URGED TO READ THE OPINION IN ITS ENTIRETY.

        Greenhill's written opinion was directed to the Special Committee and only addressed the fairness of the consideration to be received in the Offer by the shareholders of the Company (other than Parent, Purchaser, their subsidiaries and any of their affiliates) from a financial point of view as of the date of the opinion. Greenhill's opinion did not address any other aspect of the Offer or the Merger and does not constitute a recommendation to any shareholder of the Company as to whether such shareholder should tender his or her shares. In arriving at its opinion, Greenhill, among others things:

  •
  reviewed the financial terms of, and took into account such other matters as Greenhill deemed necessary or appropriate related to, the Offer to Purchase and the related Letter of Transmittal;

  •
  reviewed certain publicly available financial statements of the Company;

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  reviewed certain other publicly available business and financial information relating to the Company that Greenhill deemed relevant;

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  reviewed certain information, including financial forecasts and projections and other financial and operating data concerning the Company, prepared by the management of the Company;

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  discussed the past and current operations, as well as the financial condition and prospects of the Company, with senior executives of the Company;

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  reviewed the historical market prices and trading activity for the Shares and analyzed its implied valuation multiples;

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  compared the financial performance of the Company with that of certain comparable publicly traded companies that Greenhill deemed relevant;

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  compared the value of the Offer Price with the valuations implied by certain publicly traded comparable companies that Greenhill deemed relevant;

8

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  reviewed the financial terms, to the extent publicly available, of certain other comparable transactions that Greenhill deemed relevant;

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  compared the value of the Offer Price with the valuations implied by certain publicly available transactions that Greenhill deemed relevant;

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  compared the value of the Offer Price to the valuation derived by discounting future cash flows and a terminal value of the Company at discount rates that Greenhill deemed appropriate;

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  participated in discussions with representatives of the Company;

  •
  participated in discussions and negotiations with Parent's financial and legal advisors; and

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  reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters that Greenhill deemed necessary or appropriate for purposes of the opinion.

        Greenhill assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to it by representatives of the Company for purposes of its opinion and further relied upon the assurances of the representatives of the Company that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company's financial forecasts and projections that were furnished to Greenhill by the management of the Company, Greenhill assumed such forecasts and projections were reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company, and Greenhill relied upon such forecasts in arriving at its opinion. Greenhill expressed no opinion with respect to such forecasts and projections or the assumptions upon which they are based. In addition, in arriving at its opinion, Greenhill did not conduct a physical inspection of the properties or facilities of the Company, nor did Greenhill undertake an independent valuation or appraisal of the assets or liabilities of the Company, nor were any such valuations or appraisals provided to it. Greenhill's opinion was necessarily based upon financial, economic, market and other conditions as existed on, and the information made available to Greenhill as of, the date of its opinion. Subsequent developments may affect its opinion, and Greenhill has no obligation to update, revise or reaffirm its opinion.

        The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Greenhill believes that selecting any portion of its analyses, without considering all analyses, would create an incomplete view of the process underlying its opinion. In arriving at its opinion, Greenhill considered the results of all of its analyses as a whole and did not attribute any particular weight to any analysis or factor considered by it. Rather, Greenhill made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses.

        The following is a summary of the material financial analyses used by Greenhill in connection with its opinion but does not purport to be a complete description of the financial analyses performed or data presented by Greenhill. In accordance with customary investment banking practice, Greenhill, acting in good faith, employed generally accepted valuation methods in reaching its opinion. Some of the summaries below include information in tabular format. The tables alone do not constitute a complete description of the financial analyses and should be read together with the text of each summary.

        Historical Stock Trading Analysis.    Greenhill reviewed the Company's historical financial performance and trading prices and volumes for the Shares, and compared the trading performance of the Shares to an index of selected peer companies for a comparable period. Greenhill also compared the trading performance of the Shares on the basis of revenue, the share price to earning per share ratio (also known as a P/E ratio), earnings before interest expense and tax expenses plus depreciation and amortization (also known as EBITDA) and earnings before interest expense and tax expense (also known as EBIT) to an index of selected publicly traded peer companies. The index of selected publicly traded comparable convenience store companies was comprised of Alimentation Couche-Tard, Inc., The Pantry, Inc. and Casey's General Stores, Inc. In addition, Greenhill similarly compared the performance of the Shares against a broader set of publicly traded peer companies, which included drug stores, supermarkets, wholesalers and other retailers as well as the Company's more direct convenience store peers.

        Premium Analysis.    Greenhill performed an analysis of premiums paid in certain publicly available precedent transactions since 2001 in which minority interests were acquired for cash where the transaction value was greater than $100 million. For each transaction, Greenhill compared the initial and final premiums/discounts paid to the prices of the target company one day, one week and four weeks prior to the announcement of the applicable transaction. The following table summarized the results of this analysis:

	Stock Price	Original Premium Range to Stock Price	Valuation Per Share
One Day (8/31/05)	$28.34	20.0% - 33.0%	$34.01 - $37.69
One Week (8/24/05)	$29.11	20.0% - 33.0%	$34.93 - $38.72
Four Weeks (8/4/05)	$32.87	20.0% - 33.0%	$39.44 - $43.72
Range			$34.01 - $43.72

        Based on the median, mean, low and high premiums/discounts derived from this data, Greenhill assigned a range of premiums of 20% to 33%. Greenhill then applied such premium range to the applicable prices of the Shares one day, one week and four weeks prior to the announcement of the Offer and determined that the implied equity value per share of the Shares ranged from approximately $34.00 to $44.00.

        Market Multiple Analysis.    Greenhill reviewed and compared certain financial and market information for the Company including its market multiples prior to the announcement of the Offer to the corresponding financial information, ratios and public market multiples for the following publicly traded corporations:

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  Alimentation Couche-Tard, Inc.

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  The Pantry, Inc.

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  Casey's General Stores, Inc.

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  Walgreen Co.

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  CVS Corp.

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  Rite-Aid Corp.

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  Longs Drug Stores Corp.

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  Kroger Co.

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  Safeway, Inc.

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  Albertsons, Inc.

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  SUPERVALU INC.

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  Costco Wholesale Corp.

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  BJ's Wholesale Club, Inc.

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  Starbucks Corp.

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  Whole Foods Market, Inc.

        The selected companies were chosen because they are publicly traded companies with operations or businesses that for purposes of analysis may be considered reasonably comparable to those of the Company.

        Greenhill calculated and compared various financial multiples and ratios based on publicly available information, including SEC filings and research reports, Institutional Brokers Estimate System (also known as IBES) data and closing share prices as of October 18, 2005. Greenhill analyzed the following information for the selected companies:

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  enterprise value as a multiple of estimated 2005 and estimated 2006 EBITDA; and

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  equity value as a multiple of estimated 2006 net income.

        Greenhill's analyses of this financial information for the selected comparable publicly traded companies resulted in the range of multiples shown in the table below. Greenhill then calculated the implied enterprise value and equity valuation, respectively, and the implied price per share of the Shares by applying relevant multiple ranges to the Company's estimated 2005 and 2006 EBITDA and the Company's estimated 2006 net income, in each case based on Company management estimates and IBES estimates. Greenhill used multiple ranges of 7.5x to 9.0x estimated 2005 EBITDA, 7.0x to 8.5x estimated 2006 EBITDA and 15.0x to 22.0x estimated 2006 net income. This analysis implied the ranges of enterprise values and prices per Share set forth below, based on 129.9 million shares, which represents the number of shares outstanding assuming conversion of the QUIDs, and $1.2 billion of net debt outstanding, which includes the impact of management options and other management incentives:

		EV / EBITDA Trading Range	Enterprise Valuation	Price Per Share
2005E EBITDA (Mgmt)	$628	7.5x - 9.0x	$4,708 - $5,650	$27.15 - $34.40
2005E EBITDA (IBES)	$640	7.5x - 9.0x	$4,800 - $5,760	$27.85 - $35.25
2006E EBITDA (Mgmt)	$687	7.0x - 8.5x	$4,807 - $5,837	$27.91 - $35.84
2006E EBITDA (IBES)	$678	7.0x - 8.5x	$4,746 - $5,763	$27.44 - $35.27
Range				$27.15 - $35.84
		P/E Trading Range	Equity Valuation	Price Per Share
2006E Net Income (Mgmt)	$170	15.0x - 22.0x	$2,549 - $3,738	$19.63 - $28.79
2006E Net Income (IBES)	$163	15.0x - 22.0x	$2,445 - $3,586	$18.83 - $27.61
Range				$18.83 - $28.79

        Based on these analyses, Greenhill determined that the implied equity value per Share ranged from approximately $27.00 to $36.00 per Share when using the EBITDA multiples and approximately $19.00 to $29.00 per Share when using the net income multiples.

        No company utilized in Greenhill's comparable publicly traded company analysis is identical to the Company. An analysis of the results therefore requires complex judgments regarding the financial and operating characteristics of the Company and the comparable companies. In evaluating the comparable companies, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of such companies to the Company and judgments as to the relative comparability of the various valuation parameters with respect to the companies. The numerical results may not in themselves be meaningful in analyzing the contemplated transaction as compared to the comparable companies.

        Precedent Transaction Analysis.    Greenhill compared financial information of the Company that it deemed relevant with corresponding publicly available information in connection with selected precedent transactions in the retail industry. Using publicly available information, Greenhill examined these selected transactions with respect to industry characteristics, growth prospects and other traits deemed relevant. For each precedent transaction, Greenhill reviewed, among other information, the multiple of the transaction value to the last twelve months' EBITDA (also known as LTM EBITDA).

        The following table identifies the comparable transactions considered in this analysis (dollar amounts are in millions):

Date Announced	Target	Acquiror	Transaction Value	TV/LTM EBITDA
5/3/05	24 Hour Fitness	Forstmann Little & Co.	$1,600	9.0x
5/2/05	Neiman Marcus	Texas Pacific Group / Warburg Pincus	5,100	10.2x
4/1/05	Electronics Boutique	Game Stop	1,440	10.2x
3/17/05	Toys "R' Us	KKR / Bain Capital / Vornado Realty Trust	6,600	9.2x
2/28/05	May Department Stores Co.	Federated Department Stores	16,938	8.2x
1/10/05	Hollywood Entertainment Company	Movie Gallery	1,250	6.1x
11/23/04	Dollarama	Bain Capital	846	9.9x
11/17/04	Sears Roebuck & Co.	Kmart	13,355	6.8x
11/11/04	Barneys New York Inc.	Jones Apparel Group	400	8.0x
6/21/04	Galyan's Trading Company	Dick's Sporting Goods	362	10.5x
6/9/04	Marshall Field's	May Department Stores	3,200	10.3x
4/1/04	Eckerd Corp.	CVS / Jean Coutu	4,525	7.6x
3/26/04	Shaw's	Albertson's	2,475	6.9x
2/13/04	Nebraska Book Company	Weston Presidio	531	9.1x
12/23/03	Duane Reade	Oak Hill Capital Partners	688	7.8x
10/6/03	Circle K	Alimentation Couche-Tard	830	N/A
7/14/03	OfficeMax Inc.	Boise Cascade Corp.	1,200	9.4x
		Strategic Buyers	Mean	8.4x
			Median	8.1x
		Financial Buyers	Mean	9.2x
			Median	9.2x
		All Buyers	Mean	8.7x
			Median	9.1x

        Greenhill did not differentiate between cash, stock or mixed consideration nor whether a transaction constituted a "going private transaction" for purposes of this analysis due to the fact that Greenhill did not believe that these differentiations were necessarily an indicator of comparability for valuation purposes.

        Greenhill's analysis of the precedent transactions resulted in the range of multiples shown in the table below. Greenhill then calculated the implied enterprise value and implied price per share of the Shares by applying the relevant multiple ranges to Company estimated LTM EBITDA. Greenhill used multiple ranges of 8.0x to 10.0x estimated LTM EBITDA. This analysis implied the ranges of enterprise values and prices per share of the Shares as set forth below:

		EV / LTM EBITDA Trading Range	Enterprise Valuation	Price Per Share
LTM EBITDA	$601	8.0x - 10.0x	$4,811 - $6,014	$27.94 - $37.20
Range				$27.94 - $37.20

        No company utilized in the precedent transaction analysis is identical to the Company nor is any transaction identical to the contemplated Offer and Merger. An analysis of the results therefore requires complex judgments regarding the financial and operating characteristics of the Company and the companies involved in the precedent transactions. In evaluating the precedent transactions, Greenhill made judgments and assumptions concerning industry performance, general business, economic, market and financial conditions and other matters. Greenhill also made judgments as to the relative comparability of those companies to the Company and judgments as to the relative comparability of the various valuation parameters with respect to the companies. The numerical results may not in themselves be meaningful in analyzing the contemplated transaction as compared to the precedent transactions.

        Discounted Cash Flow Analysis.    Using information provided by the Company's management, Greenhill performed four different discounted cash flow analyses valuing the Company based on the present value of its projected unlevered free cash flow and terminal value.

        Mid-Year Plan.    Greenhill performed a discounted cash flow analysis based on Company management's financial forecast for 2005 through 2008, which is referred to as the Mid-Year Plan. The Mid-Year Plan was prepared by Company management as of June 30, 2005, and includes the effect of various corporate initiatives, including the model market program, business conversion process and fresh food expansion, as well as management's expectations for new store growth, capital expenditures and maintenance. The table below sets forth an overview of Company management's Mid-Year Plan as presented to Greenhill:

	Historical			Projected
	2002	2003	2004	2005E	2006E	2007E	2008E
	(US$ in millions, unless otherwise noted)
Revenues	$9,831	$10,827	$12,246	$13,180	$13,980	$14,934	$15,963
Growth		10.1%	13.1%	7.6%	6.1%	6.8%	6.9%
Gross Profit	2,813	3,021	3,281	3,364	3,586	3,865	4,204
Margin	28.6%	27.9%	26.8%	25.5%	25.6%	25.9%	26.3%
Operating Income	171	215	237	295	328	371	423
Growth		25.8%	10.5%	24.3%	11.1%	13.1%	14.1%
Margin	1.7%	2.0%	1.9%	2.2%	2.3%	2.5%	2.6%
EBITDA	453	525	571	628	687	761	855
Growth		16.0%	8.7%	10.0%	9.4%	10.8%	12.4%
Margin	4.6%	4.9%	4.7%	4.8%	4.9%	5.1%	5.4%
Net Income	62	96	117	150	170	195	225
Growth		54.6%	22.3%	28.6%	13.0%	14.6%	15.5%
Margin	0.6%	0.9%	1.0%	1.1%	1.2%	1.3%	1.4%
EPS	$0.55	$0.75	$0.90	$1.21	$1.36	$1.53	$1.75
Net Debt	1,674	1,667	1,331	851	808	748	716
Capital Expenditures	427	339	312	430	496	470	532

        Upside Case.    Greenhill also prepared a discounted cash flow analysis reflecting certain information relating to potential upsides identified by Company management to the Mid-Year Plan, which is referred to as the upside case. The potential upside factors to the Mid-Year Plan consist of corporate initiatives that have arisen since management developed the Mid-Year Plan that, if realized, could result in improved financial performance relative to the Mid-Year Plan. The potential upside factors identified by management that were taken into account by Greenhill were:

  •
  deployment of enhanced functionality automated teller machines, or ATMs, at the Company's stores;

  •
  entering a financial services contract with a large financial institution, including branding of the Company's ATMs;

  •
  potential available alternatives upon termination of the Company's gasoline contract; and

  •
  reductions in the Company's OSG&A expenses.

        While execution risk, inherent uncertainty and management constraints may affect the full realization of the upside opportunities, Greenhill examined the upside case, including the full impact of the above upside factors, for illustration purposes. A comparison of the Mid-Year Plan against the hypothetical upside case is provided below:

	Mid-Year Plan					Upside Case
	2005	2006	2007	2008		2005	2006	2007	2008
Sales	13,180	13,980	14,934	15,963	Sales	13,443	14,631	15,704	16,904
Merch. Sales PSD Growth	5.5%	6.8%	7.5%	8.2%	Merch. Sales PSD Growth	5.2%	6.8%	7.6%	8.2%
EBITDA	628	687	761	855	EBITDA	640	721	815	929
EBITDA Growth	9.5%	9.4%	10.8%	12.4%	EBITDA Growth	11.5%	12.8%	13.1%	13.9%
Change in Growth vs. MYP	na	na	na	na	Change in Growth vs. MYP	2.1%	3.4%	2.3%	1.5%
Net Income	150	170	195	225	Net Income	157	188	224	268
Diluted EPS	$1.21	$1.36	$1.53	$1.75	Diluted EPS(2)	$1.26	$1.50	$1.76	$2.07
Oper. Cash Flow—Capex	88	45	84	77	Oper. Cash Flow—Capex	115	83	152	177
Total Debt (Excluding QUIDs)	951	908	848	816	Total Debt (Excluding QUIDs)	924	845	718	586

        Downside Case.    Greenhill also performed a discounted cash flow analysis reflecting certain information relating to potential downsides to the Mid-Year Plan, which is referred to as the downside case. Potential downside factors discussed with management that were taken into account by Greenhill involve:

  •
  reducing the number of new Company stores added during the relevant period; and

  •
  lowering the per store day sales growth forecast to a level more consistent with the Company's recent performance.

        A comparison of the Mid-Year Plan against the hypothetical downside case is provided below:

	Mid-Year Plan					Combined Downsides
	2005	2006	2007	2008		2005	2006	2007	2008
Sales	13,180	13,980	14,934	15,963	Sales	13,122	13,685	14,274	14,851
Merch. Sales PSD Growth	5.5%	6.8%	7.5%	8.2%	Merch. Sales PSD Growth	5.6%	5.6%	5.5%	5.5%
EBITDA	628	687	761	855	EBITDA	612	659	710	771
EBITDA Growth	9.5%	9.4%	10.8%	12.4%	EBITDA Growth	6.7%	7.7%	7.7%	8.6%
Change in Growth vs. MYP	na	na	na	na	Change in Growth vs. MYP	(2.8)%	(1.7)%	(3.0)%	(3.8)%
Net Income	150	170	195	225	Net Income	145	161	179	200
Diluted EPS	$1.21	$1.36	$1.53	$1.75	Diluted EPS(2)	$1.17	$1.29	$1.42	$1.56
Oper. Cash Flow—Capex	88	45	84	77	Oper. Cash Flow—Capex	102	125	164	167
Total Debt (Excluding QUIDs)	951	908	848	816	Total Debt (Excluding QUIDs)	935	803	642	487

        Alternative Case.    Finally, Greenhill performed a discounted cash flow analysis that combined the impacts of both the upside and downside cases, which is referred to as the alternative case. The alternative case incorporates the potential benefits of the upside case along with the potential detriments of the downside case, each as described above. A comparison of the Mid-Year Plan against the hypothetical alternative case is provided below:

	Mid-Year Plan					Alternative Case
	2005	2006	2007	2008		2005	2006	2007	2008
Sales	13,180	13,980	14,934	15,963	Sales	13,385	14,336	15,044	15,793
Merch. Sales PSD Growth	5.5%	6.8%	7.5%	8.2%	Merch. Sales PSD Growth	5.6%	5.6%	5.5%	5.5%
EBITDA	628	687	761	855	EBITDA	627	693	765	844
EBITDA Growth	9.5%	9.4%	10.8%	12.4%	EBITDA Growth	9.3%	10.6%	10.3%	10.4%
Change in Growth vs. MYP	na	na	na	na	Change in Growth vs. MYP	(0.1)%	1.2%	(0.5)%	(1.9)%
Net Income	150	170	195	225	Net Income	154	182	213	246
Diluted EPS	$1.21	$1.36	$1.53	$1.75	Diluted EPS(2)	$1.24	$1.45	$1.67	$1.91
Oper. Cash Flow—Capex	88	45	84	77	Oper. Cash Flow—Capex	125	141	194	212
Total Debt (Excluding QUIDs)	951	908	848	816	Total Debt (Excluding QUIDs)	912	764	573	399

        In each of the discounted cash flow analyses described above, Greenhill determined the present value of after-tax unlevered free cash flows generated over the forecast period of 2005 through 2008, plus a terminal value calculated using terminal EDITDA multiples ranging from 7.5x to 9.0x and discount rates ranging from 7.5% to 9.5%. Terminal EBITDA multiples were chosen by Greenhill based upon comparable company analysis and precedent transaction analysis and discount rates were chosen by Greenhill based upon an analysis of the Company's implied weighted average cost of capital. Greenhill also calculated and noted the implied perpetual cash flow growth rates of 4.2% - 6.7%, 2.8% - 5.5%, 4.5% - 6.9%, and 4.0% - 6.5% for the Mid-Year Plan, upside case, downside case, and alternative case, respectively. Greenhill then subtracted net debt from the aggregate enterprise values to derive an implied equity value and implied equity value per share of the Shares. These analyses implied a range of prices per share of the Shares as set forth below, based on 129.9 million shares, which represents the number of shares outstanding assuming conversion of the QUIDs, and $1.2 billion of net debt outstanding, which includes the impact of management options and other management incentives:

Ranges	Valuation Per Share
Discounted Cash Flow Approach—Mid-Year Plan	$29.23 - $39.36
Discounted Cash Flow Approach—Upside Case	$33.93 - $44.99
Discounted Cash Flow Approach—Downside Case	$27.26 - $36.46
Discounted Cash Flow Approach—Alternative Case	$31.01 - $41.10

        Greenhill further analyzed the discounted cash flow valuations implied by the application of narrower ranges of terminal EBITDA multiples of 8.0x - 8.5x and the Company's implied weighted average cost of capital of 8.0% - 9.0%. The resulting narrower ranges of value were deemed relevant by Greenhill based on its experience and professional judgment:

Ranges	Valuation Per Share
Discounted Cash Flow Approach—Mid-Year Plan	$32.27 - $36.09
Discounted Cash Flow Approach—Upside Case	$37.24 - $41.42
Discounted Cash Flow Approach—Downside Case	$30.02 - $33.49
Discounted Cash Flow Approach—Alternative Case	$34.03 - $37.84

        In performing its analyses, Greenhill made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company. The analyses do not purport to be appraisals of the Company or reflect the prices per share of the Shares at which the Shares might actually be sold. Any estimates contained in these analyses are not necessarily indicative of future results or actual values, which may be significantly more or less favorable than those suggested by these estimates. The financial analyses performed by Greenhill were not the only factors considered by the Special Committee in evaluating the offer and should not be viewed as determinative of the views of the Special Committee or Company management. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the Company and its advisors, Greenhill assumes no responsibility if future results or actual values are materially different from these forecasts or assumptions.

        The Special Committee retained Greenhill based on its qualifications and expertise in providing financial advice and on its reputation as a nationally recognized investment banking firm. Greenhill had no prior material relationship with the Company or Parent or its affiliates.

ITEM 6.    INTERESTS IN SECURITIES OF THE SUBJECT COMPANY.

        Item 6 is hereby amended and supplemented by inserting the following at the end of such item:

        On October 3, 2005, pursuant to grants made under the 7-Eleven, Inc. Stock Compensation Plan for Non-Employee Directors, (i) Masaaki Kamata acquired 118 Shares and now owns a total of 27,970 Shares, (ii) Toshifumi Suzuki acquired 88 Shares and now owns a total of 205,409 Shares, (iii) Kazuo Otsuka acquired 118 Shares and now owns a total of 13,209 Shares, (iv) Gary J. Fernandes acquired 562 Shares and now owns a total of 42,153 Shares, (v) Jay W. Chai acquired 562 Shares and now owns a total of 24,807 Shares, and (vi) Yoshitami Arai acquired 71 Shares and now owns a total of 17,336 Shares.

ITEM 8.    ADDITIONAL INFORMATION.

        Item 8(a) entitled "Litigation" is hereby amended and supplemented by inserting the following at the end of such item:

        On September 30, 2005, the 298th District Court of Dallas County, Texas ordered that the following shareholder class action lawsuits be transferred to the 298th District Court and consolidated for all purposes under the caption In re 7-Eleven, Inc. Shareholders Litigation (Consolidated Cause No. 05-08944-M):

  •
  Kaufman v. Suzuki et al., No. 05-09450-C (As amended, filed in the 68th District Court, Dallas County, Texas on September 16, 2005).

  •
  Casden v. 7-Eleven, Inc., et al., No. 05-08944-M (As amended, filed in 298th District Court, Dallas County, Texas on September 19, 2005).

  •
  Green Meadows Partners L.P. v. Devening, et al., No. 05-11507-A (As amended, filed in County Court at Law No. 1, Dallas County, Texas on September 8, 2005).

  •
  Siebels et al. v. Suzuki et al., No. 05-09600-G (Filed in 134th District Court, Dallas County, Texas on September 13, 2005).

        Also on September 30, 2005, the 298th District Court of Dallas County, Texas ordered that the following shareholder derivative lawsuits be transferred to the 298th District Court:

  •
  Gillespie v. Suzuki et al., No. 05-11878-C (As amended, filed in County Court at Law No. 3, Dallas County, Texas on September 21, 2005).

  •
  Alaska Laborers Employers' Pension Fund v. Seven-Eleven Japan Co., Ltd. et al., No. 05-12893-B (Filed in County Court at Law No. 3, Dallas County, Texas on September 22, 2005).

        On September 29, 2005, the plaintiffs in the Casden action filed a Non-Suit Without Prejudice in the 298th District Court, Dallas County, Texas. As a result, the Casden matter is not included in the consolidated action.

        On October 11, 2005, Defendants James W. Keyes, Yoshitami Arai, Jay W. Chai, R. Randolph Devening, Gary J. Fernandes, Masaaki Asakura, and the Company filed an Original Answer to Gillespie v. Suzuki et al., No. 05-11878-C denying each and every, all and singular, the material allegations contained in the First Amended Shareholder Derivative Petition for Breach of Fiduciary Duty.

        Parent has informed the Special Committee that on October 20, 2005, Parent entered into a memorandum of understanding with the plaintiffs in the In re 7-Eleven, Inc. Shareholders Litigation matter to settle such lawsuits pending court approval.

ITEM 9.    EXHIBITS.

Exhibit Number	Description
(a)(1)(x)	Press Release issued by Seven & I Holdings Co., Ltd. on September 23, 2005 (incorporated herein by reference to Exhibit (a)(1)(xii) to Purchaser's Schedule TO filed with the Commission on September 23, 2005).
(a)(1)(xi)
Press Release issued by Seven-Eleven Japan Co., Ltd. on September 23, 2005 (incorporated herein by reference to Exhibit (a)(1)(xiii) to Purchaser's Schedule TO filed with the Commission on September 23, 2005).
(a)(1)(xii)
Press Release issued by Seven & I Holdings Co., Ltd. on October 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(xiv) to Purchaser's Schedule TO filed with the Commission on October 19, 2005).
(a)(1)(xiii)
Press Release issued by Seven-Eleven Japan Co., Ltd. on October 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(xv) to Purchaser's Schedule TO filed with the Commission on October 19, 2005).
(a)(1)(xiv)
Press Release issued by Seven & I Holdings Co., Ltd. on October 21, 2005 (incorporated herein by reference to Exhibit (a)(1)(xvi) to Purchaser's Schedule TO filed with the Commission on October 21, 2005).
(a)(1)(xv)
Press Release issued by Seven-Eleven Japan Co., Ltd. on October 21, 2005 (incorporated herein by reference to Exhibit (a)(1)(xvii) to Purchaser's Schedule TO filed with the Commission on October 21, 2005).
(a)(1)(xvi)
Supplement to the Offer to Purchase by Purchaser filed with the Commission on October 25, 2005 (incorporated herein by reference to Exhibit 99.(a)(1)(xviii) to Purchaser's Schedule TO filed with the Commission on October 25, 2005).
(a)(1)(xvii)	Revised Letter of Transmittal (incorporated herein by reference to Exhibit 99.(a)(1)(xix) to Purchaser's Schedule TO filed with the Commission on October 25, 2005).
(a)(1)(xviii)
Complaint of Alaska Laborers Employers Retirement Fund, derivatively on behalf of 7-Eleven, Inc., against Seven-Eleven Japan Co., Ltd. et al. filed in the County Court of Dallas County, Texas on September 22, 2005 (incorporated herein by reference to Exhibit (a)(5)(vii) to Purchaser's Schedule TO filed with the Commission on October 5, 2005).

(a)(1)(xix)
Order of Transfer, Consolidation, Appointment of Interim Class Counsel and Coordination, ordered by the Honorable Adolph Canales of the 298th District Court, Dallas County, Texas on September 30, 2005 (incorporated herein by reference to Exhibit (a)(5)(viii) to Purchaser's Schedule TO filed with the Commission on October 19, 2005).
(a)(1)(xx)	Non-Suit Without Prejudice of Robert Casden filed in the District Court of Dallas County, Texas on September 29, 2005.
(a)(1)(xxi)
Shareholder's Amended Class Action Complaint of Alan Kaufman, individually on behalf of himself and all others similarly situated, against Toshifumi Suzuki, et al. filed in the District Court of Dallas County, Texas on September 16, 2005 (incorporated herein by reference to Exhibit (a)(5)(vi) to Purchaser's Schedule TO filed with the Commission on September 25, 2005).
(a)(1)(xxii)	Plaintiff's First Amended Class Action Petition of Green Meadows Partners L.P. against R. Randolph Devening, et al. filed in the County Court at Law of Dallas County, Texas on September 8, 2005.
(a)(1)(xxiii)
First Amended Shareholder Derivative Petition for Breach of Fiduciary Duty of John Gillespie, derivatively on behalf of 7-Eleven, Inc., against Toshifumi Suzuki, et al. in the County Court at Law of Dallas County, Texas on September 21, 2005.
(a)(1)(xxiv)	Original Answer of Defendants 7-Eleven, Inc., James W. Keyes, Yoshitami Arai, Jay W. Chai, R. Randolph Devening, Gary J. Fernandes, and Masaaki Asakura in Gillespie vs. Toshifumi Suzuki, et al.
(a)(1)(xxv)
Memorandum of Understanding between Parent and the plaintiff's in the In re 7-Eleven, Inc. Shareholders Litigation matter (incorporated herein by reference to Exhibit (a)(5)(ix) to Purchaser's Schedule TO filed with the Commission on October 21, 2005).

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

7-ELEVEN, INC.
By:	/s/ BRYAN F. SMITH, JR.
	Name:	Bryan F. Smith, Jr.
	Title:	Executive Vice President, General Counsel and Secretary

Dated: October 25, 2005

Schedule I

        Schedule I is hereby amended and supplemented by substituting the following in lieu of the information previously contained therein:

SECURITY OWNERSHIP BY EXECUTIVE OFFICERS AND DIRECTORS

	Vested				Unvested(1)
Name and Title	Shares	Performance Share Units(2)	Options	Weighted Average Exercise Price	Performance Share Units	Restricted Stock	Options	Weighted Average Exercise Price
James W. Keyes Director, President and Chief Executive Officer	121,901	114,109	1,025,267	$13.22	307,255	25,000	571,733	$14.92
Gary R. Rose Executive Vice President and Chief Operating Officer	51,390	41,486	107,334	$9.96	103,150	10,000	205,666	$15.37
Edward W. Moneypenny Senior Vice President and Chief Financial Officer	5,634	48,875	80,334	$10.33	94,486	2,500	159,666	$15.14
Bryan F. Smith, Jr Executive Vice President, General Counsel and Secretary	41,106	43,606	238,318	$13.42	97,735	2,500	198,066	$14.89
David M. Podeschi Senior Vice President, Merchandising	11,860	2,313	102,547	$11.74	69,389	5,000	117,333	$14.58
Toshifumi Suzuki Chairman of the Board and Director(3)	205,409	0	0	N/A	0	0	0	N/A
Yoshitami Arai Director	17,336	0	12,000	$12.70	0	0	8,500	$23.39
Masaaki Asakura Senior Vice President and Director(4)	0	0	0	N/A	0	0	0	N/A
Jay W. Chai Director	24,807	0	12,000	$12.70	0	0	8,500	$23.39
R. Randolph Devening Director	3,425	0	6,000	$16.10	0	0	8,500	$23.39
Gary J. Fernandes Director	42,153	0	12,000	$12.70	0	0	8,500	$23.39
Masaaki Kamata Director	27,970	0	0	N/A	0	0	0	N/A
Kazuo Otsuka Director	13,209	0	0	N/A	0	0	0	N/A

(1)
It is anticipated that all unvested securities will vest upon consummation of the Offer.

(2)
Reflects vested restricted stock units issued pursuant to the Company's 1995 Stock Incentive Plan.

(3)
Share numbers do not include any Shares held by Parent, Purchaser, or their affiliates.

(4)
Mr. Asakura disclaims beneficial ownership of 2,000 Shares held in a brokerage account for his daughter.

Schedule II

[GREENHILL & CO., LLC LETTERHEAD]

CONFIDENTIAL

October 19, 2005

Special Committee of the Board of Directors of 7-Eleven, Inc.
2711 North Haskell Ave.
Dallas, Texas 75204-2906
Attention:    Gary J. Fernandes, Director
R. Randolph Devening, Director

Members of the Special Committee of the Board of Directors:

        On September 6, 2005, Seven-Eleven Japan Co., Ltd., a Japanese corporation ("Parent"), through its wholly-owned subsidiary, IYG Holding Company, a Delaware corporation ("Purchaser" and, together with Parent, the "Offeror"), commenced an offer to purchase (the "Offer") all the outstanding shares of common stock, par value $.0001 per share (the "Shares"), of 7-Eleven, Inc., a Texas corporation (the "Company" or "7-Eleven"), not owned by Parent and its subsidiaries. The terms and conditions of the Offer have been set forth in the Offer to Purchase, dated September 6, 2005 (the "Offer to Purchase"), and the related Letter of Transmittal contained in the Schedule TO (the "Schedule TO") filed by Parent and the Purchaser with the Securities and Exchange Commission on September 6, 2005, as amended and supplemented on September 14, 2005, September 20, 2005, September 23, 2005, September 28, 2005 and October 5, 2005 (as so amended and supplemented and together with the Offer to Purchase and Letter of Transmittal, the "Offer Documents"). In connection with the Offer, the Offeror has agreed to purchase Shares from holders at a purchase price of $37.50 per Share (the "Per Share Consideration"), net to the seller in cash. The Offer Documents provide that if the Offer is completed, Parent will cause a merger (the "Merger") between Purchaser and the Company under the "short form" merger provisions of the Delaware General Corporation Law and the Texas Business Corporation Act, unless it is not lawful to do so. Pursuant to the Merger, 7-Eleven would become a wholly owned subsidiary of Parent, and any Shares not acquired pursuant to the Offer would be converted into the right to receive the Per Share Consideration. The terms and conditions of the Offer are more fully set forth in the Offer Documents.

        You have asked for our opinion as to whether, as of the date hereof, the Per Share Consideration to be received by the Company's shareholders, other than Parent and its subsidiaries or affiliates, is fair from a financial point of view. We have not been requested to opine as to, and our opinion does not in any manner address, the underlying business decision whether to recommend or reject the Offer or to proceed with or effect the Merger.

        For purposes of the opinion set forth herein, we have:

  1.
  reviewed the financial terms of, and taken into account such other matters as we deemed necessary or appropriate related to, the Offer Documents;

  2.
  reviewed certain publicly available financial statements of the Company;

  3.
  reviewed certain other publicly available business and financial information relating to the Company that we deemed relevant;

  4.
  reviewed certain information, including financial forecasts and projections and other financial and operating data concerning 7-Eleven, prepared by the management of 7-Eleven;

  5.
  discussed the past and current operations, as well as the financial condition and prospects of 7-Eleven, with senior executives of 7-Eleven;

  6.
  reviewed the historical market prices and trading activity for 7-Eleven's common stock and analyzed its implied valuation multiples;

  7.
  compared the financial performance of 7-Eleven with that of certain comparable publicly traded companies that we deemed relevant;

  8.
  compared the value of the Per Share Consideration with the trading valuations of certain publicly traded comparable companies that we deemed relevant;

  9.
  reviewed the financial terms, to the extent publicly available, of certain other comparable transactions that we deemed relevant;

  10.
  compared the value of the Per Share Consideration with that received in certain publicly available transactions that we deemed relevant;

  11.
  compared the value of the Per Share Consideration to the valuation derived by discounting future cash flows and a terminal value of the business at discount rates that we deemed appropriate;

  12.
  participated in discussions with representatives of the Company;

  13.
  participated in discussions and negotiations with Parent's financial and legal advisors; and

  14.
  reviewed such other financial studies and analyses and performed such other investigations and took into account such other matters as we deemed necessary or appropriate for purposes of this opinion.

        In giving our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the information publicly available, supplied or otherwise made available to us by representatives of the Company and have further relied upon the assurances of the representatives of 7-Eleven that they are not aware of any facts or circumstances that would make such information inaccurate or misleading. With respect to the Company's financial forecasts and projections that have been furnished to us by the management of 7-Eleven, we have assumed such forecasts have been reasonably prepared on a basis reflecting the best currently available estimates and good faith judgments of the management of 7-Eleven as to the future financial performance of the Company, and we relied upon such forecasts in arriving at our opinion. We express no opinion with respect to such forecasts and projections or the assumptions upon which they are based. In addition, in arriving at our opinion, we have not conducted a physical inspection of the properties or facilities of 7-Eleven, nor have we undertaken an independent valuation or appraisal of the assets or liabilities of 7-Eleven, nor have any such valuations or appraisals been provided to us. We are not expressing an opinion as to any aspect of the Offer or the Merger other than the fairness from a financial point of view to the holders of the Shares (other than Parent, its subsidiaries and any of their affiliates) of the Per Share Consideration to be paid pursuant to the Offer.

        Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof.

        We have acted as financial advisor to the Special Committee of the Board of Directors (the "Committee") in connection with the Offer and will receive a fee from the Company for our services which is not contingent upon the consummation of the Offer or a similar transaction. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement.

        It is understood that this letter is for the information of the Committee and is rendered to the Committee in connection with their consideration of the Offer and may not be used for any purpose without our prior written consent, except that this opinion may, if required by law, be included in its entirety when required in any filing made by the Company with the Securities and Exchange Commission. This opinion is not intended to be and does not constitute a recommendation to the

Committee as to whether it should recommend the Offer, not does it constitute an opinion or recommendation as to whether or not the holders of Shares should tender their Shares in the Offer.

        Based upon and subject to the foregoing, including the limitations and assumptions set forth herein, we are of the opinion as of the date hereof that the Per Share Consideration to be received in the Offer by the holders of Shares (other than Parent, its subsidiaries and any of their affiliates) is fair, from a financial point of view, to such holders.

Very truly yours,
GREENHILL & CO., LLC
By:	/s/ JOHN D. LIU
	Name:	John D. Liu
	Title:	Managing Director and Chief Financial Officer

EXHIBIT INDEX

Exhibit Number	Description
(a)(1)(x)	Press Release issued by Seven & I Holdings Co., Ltd. on September 23, 2005 (incorporated herein by reference to Exhibit (a)(1)(xii) to Purchaser's Schedule TO filed with the Commission on September 23, 2005).
(a)(1)(xi)
Press Release issued by Seven-Eleven Japan Co., Ltd. on September 23, 2005 (incorporated herein by reference to Exhibit (a)(1)(xiii) to Purchaser's Schedule TO filed with the Commission on September 23, 2005).
(a)(1)(xii)
Press Release issued by Seven & I Holdings Co., Ltd. on October 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(xiv) to Purchaser's Schedule TO filed with the Commission on October 19, 2005).
(a)(1)(xiii)
Press Release issued by Seven-Eleven Japan Co., Ltd. on October 19, 2005 (incorporated herein by reference to Exhibit (a)(1)(xv) to Purchaser's Schedule TO filed with the Commission on October 19, 2005).
(a)(1)(xiv)
Press Release issued by Seven & I Holdings Co., Ltd. on October 21, 2005 (incorporated herein by reference to Exhibit (a)(1)(xvi) to Purchaser's Schedule TO filed with the Commission on October 21, 2005).
(a)(1)(xv)
Press Release issued by Seven-Eleven Japan Co., Ltd. on October 21, 2005 (incorporated herein by reference to Exhibit (a)(1)(xvii) to Purchaser's Schedule TO filed with the Commission on October 21, 2005).
(a)(1)(xvi)
Supplement to the Offer to Purchase by Purchaser filed with the Commission on October 25, 2005 (incorporated herein by reference to Exhibit 99.(a)(1)(xviii) to Purchaser's Schedule TO filed with the Commission on October 25, 2005).
(a)(1)(xvii)	Revised Letter of Transmittal (incorporated herein by reference to Exhibit 99.(a)(1)(xix) to Purchaser's Schedule TO filed with the Commission on October 25, 2005).
(a)(1)(xviii)
Complaint of Alaska Laborers Employers Retirement Fund, derivatively on behalf of 7-Eleven, Inc., against Seven-Eleven Japan Co., Ltd. et al. filed in the County Court of Dallas County, Texas on September 22, 2005 (incorporated herein by reference to Exhibit (a)(5)(vii) to Purchaser's Schedule TO filed with the Commission on October 5, 2005).
(a)(1)(xix)
Order of Transfer, Consolidation, Appointment of Interim Class Counsel and Coordination, ordered by the Honorable Adolph Canales of the 298th District Court, Dallas County, Texas on September 30, 2005 (incorporated herein by reference to Exhibit (a)(5)(viii) to Purchaser's Schedule TO filed with the Commission on October 19, 2005).
(a)(1)(xx)	Non-Suit Without Prejudice of Robert Casden filed in the District Court of Dallas County, Texas on September 29, 2005.
(a)(1)(xxi)
Shareholder's Amended Class Action Complaint of Alan Kaufman, individually on behalf of himself and all others similarly situated, against Toshifumi Suzuki, et al. filed in the District Court of Dallas County, Texas on September 16, 2005 (incorporated herein by reference to Exhibit (a)(5)(vi) to Purchaser's Schedule TO filed with the Commission on September 23, 2005).
(a)(1)(xxii)	Plaintiff's First Amended Class Action Petition of Green Meadows Partners L.P. against R. Randolph Devening, et al. filed in the County Court at Law of Dallas County, Texas on September 8, 2005.

(a)(1)(xxiii)
First Amended Shareholder Derivative Petition for Breach of Fiduciary Duty of John Gillespie, derivatively on behalf of 7-Eleven, Inc., against Toshifumi Suzuki, et al. in the County Court at Law of Dallas County, Texas on September 21, 2005.
(a)(1)(xxiv)	Original Answer of Defendants 7-Eleven, Inc., James W. Keyes, Yoshitami Arai, Jay W. Chai, R. Randolph Devening, Gary J. Fernandes, and Masaaki Asakura in Gillespie vs. Toshifumi Suzuki, et al.
(a)(1)(xxv)
Memorandum of Understanding between Parent and the plaintiff's in the In re 7-Eleven, Inc. Shareholders Litigation matter (incorporated herein by reference to Exhibit (a)(5)(ix) to Purchaser's Schedule TO filed with the Commission on October 21, 2005).

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Schedule I
SECURITY OWNERSHIP BY EXECUTIVE OFFICERS AND DIRECTORS
Schedule II
EXHIBIT INDEX